

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 78 50



Filenr. 82-4865

Direct line 6957

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our ref.

Your ref.

SUPPL

Date

Naarden, 22 April 2004

Re: Hagemeyer N.V.,
Filenr. 82-4865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish a press release with substantial information about our company. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Patricia Vonk

Enc.

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.

Since 5 March 2004

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
02-04-2004	English and Dutch	Proposed change in composition Supervisory Board Hagemeyer N.V.
08-04-2004	English and Dutch	Divestiture of GPX, Inc.
19-04-2004	English and Dutch	Hagemeyer Trading Update, First Quarter 2004
21-04-2004	English and Dutch	Annual General Meeting of shareholders.

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
02-04-2004	Dutch	Announcement to Annual General Meeting of Shareholders

4. ACCOUNTS

Language	Subject
English and Dutch	Annual Report 2003

5. OTHER

Date	Language	Subject


NRC 2/4/04

HAGEMEYER N.V.

statutair gevestigd te Amsterdam

Oproeping tot het bijwonen van de

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

te houden op woensdag 21 april 2004, aanvang 14.00 uur in de Heianzaal van Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

Het jaarverslag, de jaarrekening c.a. over het boekjaar 2003 en de agenda voor de jaarvergadering met toelichting zijn vanaf vandaag kosteloos verkrijgbaar voor aandeelhouders en andere vergadergerechtigden bij Hagemeyer N.V., Rijksweg 69 te Naarden en bij ABN AMRO Bank N.V., Afdeling Servicedesk (tel 076-5799455) en liggen ter inzage aan de Foppingadreef 22 te Amsterdam.

Houders van aandelen aan toonder die de vergadering wensen bij te wonen dienen hun bank of andere instelling aangesloten bij Euroclear Nederland te verzoeken aan bovengenoemde bank een schriftelijke verklaring te overhandigen waarin wordt bevestigd dat:

1. de houder gerechtigd is tot een bepaald aantal aandelen aan toonder dat behoort tot haar verzameldepot van gewone aandelen in de Vennootschap; en
2. de houder gerechtigd zal blijven tot deze aandelen tot en met de sluiting van de vergadering.

Deze verklaring dient uiterlijk op 15 april 2004 bij bovengenoemde bank te zijn gedeponeerd. Via de betreffende bank of andere instelling aangesloten bij Euroclear Nederland krijgt u een ontvangstbewijs dat geldt als toegangsbewijs voor de vergadering. Houders van aandelen op naam en andere vergadergerechtigden dienen de Raad van Bestuur schriftelijk in kennis te stellen van hun voornemen om de vergadering bij te wonen. Deze kennisgeving moet uiterlijk op 15 april 2004 door de Raad van Bestuur zijn ontvangen. Een door aandeelhouders op naam te verlenen schriftelijke volmacht moet uiterlijk op 19 april 2004 door de Raad van Bestuur zijn ontvangen.

Naarden, 2 april 2004
HAGEMEYER N.V.
Raad van Bestuur


HAGEMEYER

82 - 4865



HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

De jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. heeft vandaag goedkeuring verleend aan de benoeming van de heren B.A.J. Bourigeaud BA en Drs M.P.M. de Raad tot lid van de Raad van Commissarissen en aan de benoeming van de heer R.W.A. de Becker tot lid van de Raad van Bestuur in de positie van Voorzitter.

Bovendien werd in de vergadering bekend gemaakt dat de heer Mr W.H.M. Pot zijn functie als lid van de Raad van Bestuur zal neerleggen. De heer Pot heeft sinds eind november 2003 een belangrijke bijdrage geleverd aan de financiële herstructurering, inclusief de claimemissie. Zijn benoeming per 9 januari 2004 gold voor een periode van maximaal zes maanden. Nu zijn missie succesvol is afgerond, is met de heer Pot overeengekomen dat hij Hagemeyer per 30 april 2004 zal verlaten.

Naarden, 21 april 2004
HAGEMEYER N.V.
Raad van Bestuur

82-4865


HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

The Annual General Meeting of Shareholders of Hagemeyer N.V. today approved the appointment of Messrs B.A.J. Bourigeaud and M.P.M. de Raad as members of the Supervisory Board, as well as the appointment of Mr R.W.A. de Becker as member of the Board of Management in the position of Chairman.

In addition, it was announced that Mr W.H.M. Pot will end his assignment as member of the Board of Management. Since the end of November 2003, Mr Pot has provided guidance and expertise in the management of the financial restructuring, including the rights issue. His appointment as per January 9, 2004 was scheduled to last for a maximum of six months. Now that this assignment has been successfully completed, it has been agreed that Mr Pot will leave the Company effective April 30, 2004.

Naarden, April 21, 2004
HAGEMEYER N.V.
Board of Management

82-4865



HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

HAGEMEYER TRADING UPDATE EERSTE KWARTAAL 2004 [1]

Zoals eerder aangekondigd publiceert Hagemeyer vandaag een trading update over het eerste kwartaal van 2004.

De netto omzet van de Groep over het eerste kwartaal 2004 bedroeg EUR 1.294 miljoen (eerste kwartaal 2003: EUR 1.799 miljoen[2]). Desinvesteringen, voornamelijk Tech Pacific, Stokvis Tapes Groep en een deel van de retail activiteiten in Duitsland, alsmede de beëindiging van het contract met Puma, hadden een netto omzetafname van EUR 474 miljoen tot gevolg. Het negatieve effect van wisselkoersmutaties ten opzichte van dezelfde periode van het vorig jaar bedroeg EUR 45 miljoen. De autonome groei voor de Groep als geheel was derhalve 1,1% (EUR 14 miljoen), waarbij de verbetering met name aan het einde van het kwartaal werd gerealiseerd.

In het eerste kwartaal van 2004 verbeterde de autonome groei van nagenoeg al onze PPS bedrijven ten opzichte van de autonome groei in het vierde kwartaal 2003. Het is echter nog te vroeg om van structureel herstel te spreken: Centraal Europa, Azië-Pacific en de divisie Agencies / Consumer Electronics hadden gedurende de eerste drie maanden van 2004 nog steeds te kampen met moeilijke marktomstandigheden.

PROFESSIONAL PRODUCTS EN SERVICES (PPS)

De netto omzet voor de PPS divisie bedroeg EUR 1.192 miljoen (eerste kwartaal 2003: EUR 1.253 miljoen [2]). Desinvesteringen, met name Stokvis Tapes Groep en een deel van de retail activiteiten in Duitsland, hadden een omzetafname van EUR 32 miljoen tot gevolg. Wisselkoersmutaties hadden een negatief effect van EUR 44 miljoen. De autonome groei voor de PPS divisie was 1,3% positief (EUR 15 miljoen). Op basis van hetzelfde aantal werkbare dagen was de autonome groei voor de PPS divisie 0,1% negatief ten opzichte van 5,4% negatief over het vierde kwartaal in 2003.

---

[1] alle cijfers zijn schattingen, waarop geen externe accountantscontrole is toegepast
[2] zoals reeds aangekondigd in het persbericht van 16 januari 2004 inzake de derde kwartaal cijfers 2003 is de omzet van Hagemeyer UK over de periode januari tot september 2003 verlaagd met EUR 14 miljoen als gevolg van een aanpassing van de schatting voor directe leveringen. Hierdoor vertoont de genoemde omzet en autonome groei over het eerste kwartaal van 2003 een kleine afwijking ten opzichte van de in de trading update over het eerste kwartaal 2003 gerapporteerde omzet en autonome groei.

Per regio waren de ontwikkelingen als volgt:

- **Europa**

  De autonome groei, op basis van hetzelfde aantal werkbare dagen, over het eerste kwartaal was 0,4% ten opzichte van 4,9% negatief gedurende het vierde kwartaal van 2003.

  - Centraal Europa
    In Duitsland hebben de ingrijpende herstructurering in 2003 en de aanhoudend zwakke markten in combinatie met felle prijsconcurrentie een negatieve invloed op de ontwikkeling van Hagemeyers omzet gehad.

  - Nordics
    Een positieve omzetontwikkeling in telecommunicatieproducten, met name in China[3], evenals verbeterde marktomstandigheden in de C&I en industriële markten in Scandinavië resulteerden in een positieve autonome groei.

  - UK & Ierland
    De marktomstandigheden voor de distributie van elektrotechnische materialen in de UK bleven zwak in het eerste kwartaal van 2004. Mede als gevolg van het herstel van het serviceniveau, is in het eerste kwartaal van 2004 de omzetdaling ten opzichte van hetzelfde kwartaal een jaar geleden, gestopt.

  - Spanje
    Ondanks sterk toegenomen concurrentie in de voornaamste omzetregio's is de autonome groei van Hagemeyer in Spanje in lijn met de marktontwikkelingen.

- **Noord-Amerika**

  Mede als gevolg van de licht verbeterde marktomstandigheden in de Amerikaanse productiesector, waarbinnen Hagemeyer North America het grootste deel van haar omzet genereert, was er in het eerste kwartaal sprake van een positieve omzetontwikkeling.
  De autonome groei, op basis van hetzelfde aantal werkbare dagen, bedroeg 1,0% over het eerste kwartaal van 2004, ten opzichte van een negatieve autonome groei van 7,0% over het vierde kwartaal van 2003.

- **Azië-Pacific**

  Sterk toegenomen (prijs-)concurrentie in Australië was een van de oorzaken van de negatieve autonome groei, op basis van hetzelfde aantal werkbare dagen, van 6,3% over het eerste kwartaal van 2004 (vierde kwartaal 2003: 4,8% negatief). Daarnaast hebben initiatieven om de kasstromen te verhogen, welke in het vierde kwartaal van 2003 in gang zijn gezet, nadelige gevolgen gehad op de voorraadniveaus van een aantal essentiële producten. Tezamen met vertraagde aanvulling van voorraden in verband met het verplaatsen van een distributiecentrum in Melbourne en te krap afgestelde bevoorradings protocols gedurende de afgelopen maanden heeft dit een negatieve invloed gehad op het serviceniveau. Deze ontwikkelingen hebben geresulteerd in verlies van omzet en marktaandeel.

---

[3] De activiteiten in China vormen een satelliet van de Nordics regio en worden daarom geconsolideerd in deze regio.

AGENCIES / CONSUMER ELECTRONICS

De omzet van de divisie Agencies / Consumer Electronics bedroeg over het eerste kwartaal EUR 102 miljoen (eerste kwartaal 2003: EUR 142 miljoen). Wisselkoersmutaties hadden een negatief effect op de omzet van EUR 1 miljoen, terwijl desinvesteringen (met name de Puma activiteiten) een negatief effect van EUR 38 miljoen op de omzet hadden. De autonome groei (niet aangepast voor het aantal werkbare dagen) was 1,0% negatief (over het vierde kwartaal van 2003: 0,8% negatief).

FINANCIELE POSITIE

De totale netto schuld per 31 maart 2004 bedroeg EUR 593 miljoen, vergeleken met EUR 927 miljoen per 31 december 2003. Deze vermindering van EUR 334 miljoen bestond uit een vermindering van EUR 432 miljoen als gevolg van de recente aandelenemissie, een toename van ongeveer EUR 25 miljoen als gevolg van een versterking van de Euro met de valuta waarin wij lenen, alsmede een negatieve kasstroom in het eerste kwartaal. Deze laatste werd met name veroorzaakt door financiële kosten, bijzondere kosten voor herstructurering, een negatieve EBITDA en een seizoensgebonden toename van het werkkapitaal.

Naarden, 19 april 2004
HAGEMEYER N.V.
Raad van Bestuur

Bijlage: 1

Noot voor de redactie:

Voor nadere informatie: R.A.J. Hin 035 – 6957676

www.hagemeyer .com

Bijlage I

Autonome groei	Kw 1 2003	Kw 4 2003	**Kw 1 2004**	*Kw 1 2003 [1] aangepast*	*Kw 4 2003 [1] aangepast*	***Kw 1 2004 [1] aangepast***
PPS Europa [2]	-8,9%	-5,4%	**1,6%**	*-9,9%*	*-4,9%*	***0,4%***
PPS UK [2]	*-16,5%*	*-4,1%*	***3,8%***	*-17,8%*	*-4,1%*	***0,3%***
PPS Europa exclusief UK [2]	*-5,0%*	*-5,9%*	***0,6%***	*-5,9%*	*-5,2%*	***0,4%***
PPS Noord-Amerika	-7,1%	-7,0%	**2,5%**	*-7,1%*	*-7,0%*	***1,0%***
PPS Azie-Pacific	9,5%	-4,7%	**-4,4%**	*8,0%*	*-4,8%*	***-6,3%***
PPS totaal [2]	-7,1%	-5,7%	**1,3%**	*-7,9%*	*-5,4%*	***-0,1%***
ITPS	*14,0%*	*13,9%*	***n.a.***			
Agencies/CE	2,3%	-0,8%	**-1,0%**			
Totaal Groep [2]	-2,3%	-5,2%	**1,1%**			

[1] Gecorrigeerde autonome groei = autonome groei op basis van hetzelfde aantal werkbare dagen, gezien de aanzienlijke verschillen in tijdstippen waarop vrije dagen vallen.

[2] zoals reeds aangekondigd in het persbericht van 16 januari 2004 inzake de derde kwartaal cijfers 2003 is de omzet van Hagemeyer UK over de periode januari tot september 2003 verlaagd met EUR 14 miljoen als gevolg van een aanpassing van de schatting voor directe leveringen. Hierdoor vertoont de genoemde omzet en autonome groei over het eerste kwartaal van 2003 een kleine afwijking ten opzichte van de in de trading update over het eerste kwartaal 2003 gerapporteerde omzet en autonome groei.

82 -4865



HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PRESS RELEASE

HAGEMEYER TRADING UPDATE, FIRST QUARTER 2004[1]

In line with its earlier announcement, Hagemeyer is today publishing a trading update on the first quarter of 2004.

In the first quarter of 2004, net sales for the Group amounted to EUR 1,294 million (Q1 2003: EUR 1,799 million[2]). Divestments, mainly Tech Pacific, Stokvis Tapes Group and part of the retail activities in Germany, as well as the termination of the contract with Puma led to a net decrease in sales of EUR 474 million. The negative effect of foreign exchange rate movements compared to the same period last year was EUR 45 million. Therefore, organic growth for the Group as a whole was 1.1% (EUR 14 million), with the improvement mainly occurring at the end of the quarter.

In the first quarter of 2004 organic growth of virtually all of the PPS operating companies improved as compared to organic growth in the fourth quarter of 2003. However, it is still premature to speak of a structural recovery: for example, Central Europe, Asia-Pacific and the Agencies/Consumer Electronics division continued to experience difficult market conditions during the first three months of 2004.

PROFESSIONAL PRODUCTS AND SERVICES (PPS)

Net sales for the PPS division amounted to EUR 1,192 million (Q1 2003: EUR 1,253 million[2]). Divestments, in particular Stokvis Tapes Group and part of the retail activities in Germany, led to a decrease in sales of EUR 32 million. Foreign exchange rate movements had a negative impact of EUR 44 million. Organic growth for the PPS division was 1.3% positive (EUR 15 million). On a same number of working day basis, organic growth for the PPS division was 0.1% negative, compared to 5.4% negative in the fourth quarter of 2003.

---

[1] All figures are preliminary unaudited estimates.

[2] As announced earlier in the press release of January 16, 2004 concerning the figures for Q3 2003, the sales of Hagemeyer UK for the period January to September 2003 were reduced by EUR 14 million as a result of an adjustment in the estimate for direct deliveries. As a result, the figures given here for sales and organic growth in Q1 2003 differ slightly from those given in last year's Trading Update for the first quarter 2003.

The regions developed as follows:

- **Europe**

  Organic growth, on a same working day basis, for the first quarter was 0.4%, compared to 4.9% negative during the fourth quarter of 2003.

  - Central Europe
    In Germany the drastic restructuring of operations in 2003 and the continuing weak markets in combination with fierce price competition had a negative effect on the development of Hagemeyer's sales.

  - Nordics
    Nordics showed positive organic growth due to increased sales in telecommunications products, specifically in China[3], and improved market conditions in the C&I and industrial markets in Scandinavia.

  - UK and Ireland
    Market circumstances for the distribution of electrical materials in the UK continued to be weak in the first quarter of 2004. Partly due to a recovery in the service levels, the decrease in sales as compared to the same period last year, was stopped during the first quarter of 2004.

  - Spain
    Despite significantly increased competition in the main sales regions, the organic growth of Hagemeyer in Spain is in line with the market.

- **North America**

  Sales developed positively during the first quarter, partly due to a slight improvement of market conditions in US manufacturing, the market in which Hagemeyer North America generates the majority of its sales. Organic growth, on a same working day basis, for the first quarter of 2004 was 1.0%, compared to negative organic growth of 7.0% for the fourth quarter of 2003.

- **Asia-Pacific**

  Strongly increased (price) competition in Australia was one of the causes of the negative organic growth, on a same working day basis, of 6.3% during the first quarter of 2004 (Q4 2003: 4.8% negative). In addition, initiatives to improve cash flow, launched in the fourth quarter of 2003, had negative consequences for inventory levels of a number of essential products. Together with delayed replenishment of inventories due to the relocation of a distribution centre in Melbourne and too tight replenishment protocols over the past few months, this had a negative effect on service levels, which in turn resulted in loss of sales and market share.

AGENCIES/CONSUMER ELECTRONICS

Sales of the Agencies/Consumer Electronics division in the first quarter were EUR 102 million (Q1 2003: EUR 142 million). Foreign exchange rate movements had a negative

[3] The activities in China are a satellite operation of our Nordics region and are therefore consolidated within this region.

impact on sales of EUR 1 million, while divestments, specifically the Puma activities, had a negative effect on sales of EUR 38 million. Organic growth (not adjusted for the number of working days) was 1.0% negative (Q4 2003: 0.8% negative).

FINANCIAL POSITION

Net total debt per March 31, 2004 was EUR 593 million versus EUR 927 million per December 31, 2003. This reduction of EUR 334 million consisted of a reduction due to the net impact of the equity issue (EUR 432 million), an increase of around EUR 25 million due to a strengthening of borrowing currencies versus the Euro, as well as a negative cash flow in the first quarter. The latter was mainly caused by financial expenses, exceptional restructuring expenses, a negative EBITDA and a seasonal increase in working capital.

Naarden, April 19, 2004
HAGEMEYER N.V.
Board of Management

Attachment: 1

Note to the editor:

For further information: R.A.J. Hin +31 (0)35 6957676

www.hagemeyer.com

Annex I

Organic growth	Actual Q1 2003	Actual Q4 2003	**Actual Q1 2004**	*Actual Q1 adj. 2003* [1]	*Actual Q4 adj. 2003* [1]	***Actual Q1 adj. 2004*** [1]
PPS Europe [2]	-8,9%	-5,4%	**1,6%**	*-9,9%*	*-4,9%*	***0,4%***
PPS UK [2]	*-16,5%*	*-4,1%*	***3,8%***	*-17,8%*	*-4,1%*	***0,3%***
PPS Europe excluding UK [2]	*-5,0%*	*-5,9%*	***0,6%***	*-5,9%*	*-5,2%*	***0,4%***
PPS North America	-7,1%	-7,0%	**2,5%**	*-7,1%*	*-7,0%*	***1,0%***
PPS Asia-Pacific	9,5%	-4,7%	**-4,4%**	*8,0%*	*-4,8%*	***-6,3%***
PPS total [2]	-7,1%	-5,7%	**1,3%**	*-7,9%*	*-5,4%*	***-0,1%***
ITPS	*14,0%*	*13,9%*	***n.a.***			
Agencies/CE	2,3%	-0,8%	**-1,0%**			
Total Group [2]	-2,3%	-5,2%	**1,1%**			

[1] Adjusted organic growth is organic growth on a same working day basis, because of the significant differences in the timing of seasonal and bank holidays

[2] As announced earlier in the press release of January 16, 2004 concerning the figures for Q3 2003, the sales of Hagemeyer UK for the period January to September 2003 were reduced by EUR 14 million as a result of an adjustment in the estimate for direct deliveries. As a result, the figures given here for sales and organic growth in Q1 2003 differ slightly from those given in last year's Trading Update for the first quarter 2003.

82 - 2,865



HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer maakt vandaag bekend dat de desinvestering van GPX, Inc. is afgerond. GPX wordt overgenomen door een partnership van het management team van GPX en Synergy Enterprises LLC, een in New Jersey gevestigde private investment onderneming. Hagemeyer houdt een belang van 15% in GPX.

GPX verkoopt in de Verenigde Staten consumentenelektronica-producten onder eigen merk in het lagere prijssegment. De omzet van GPX over 2003 bedroeg EUR 125 miljoen. De transactie leidt tot een marginaal boekverlies voor Hagemeyer.

Naarden, 8 april 2004
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

voor nadere informatie: Corporate Services
020-4715225

www.hagemeyer.com

82 - 4865


HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer today announces that is has completed the divestiture of GPX, Inc. to the GPX management team in partnership with Synergy Enterprises LLC, a New Jersey based private investment firm. Hagemeyer retains a 15% shareholding in GPX.

GPX markets proprietary branded consumer electronics products in the novelty and low price range in the USA. GPX's turnover in 2003 amounted to EUR 125 million. Hagemeyer incurs a marginal book loss on the disposal of GPX.

Naarden, April 8, 2004
HAGEMEYER N.V.
Board of Management

Note to the editor:

for further information: Corporate Services
+31 (0)20-4715225

www.hagemeyer.com



HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Voorgestelde wijziging samenstelling Raad van Commissarissen Hagemeyer

Zoals reeds aangekondigd op 9 december 2003 heeft de Raad van Commissarissen van Hagemeyer besloten zijn samenstelling aan te passen in verband met de nieuwe fase waarin de onderneming gekomen is na de financiële herstructurering.

In verband daarmee zal aan de op 21 april a.s. te houden jaarlijkse algemene vergadering van aandeelhouders worden voorgesteld de heren B.A.J. Bourigeaud BA (Voorzitter Raad van Bestuur en CEO van Atos Origin) en Drs. M.P.M. de Raad (lid van de Raad van Bestuur van Koninklijke Ahold N.V. en tot eind 2000 lid van de Raad van Bestuur van Metro AG, respectievelijk CEO van SHV Makro) te benoemen tot lid van de Raad van Commissarissen. Zij brengen een grote internationale management-ervaring en deskundigheid mee op het gebied van IT Services, groothandel en distributie.

Per dezelfde datum zullen twee lang zittende leden van de Raad van Commissarissen, de heren T.Y. Yasuda en Mr W.F.Th. Corpeleijn, aftreden. De Raad van Commissarissen zal alsdan bestaan uit de heren Mr P.J. Kalff, Voorzitter, D.G. Eustace Vice-voorzitter en de heren Bourigeaud en De Raad.

Naarden, 2 april 2004
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

voor nadere informatie: Corporate Services
020 – 4715225

www.hagemeyer.com